SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                    BlackRock Enhanced Government Fund, Inc.
                                    ( EGF )
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   09255K108
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                                 (CUSIP Number)

                               Paul E. Rasmussen
                                3300 IDS Center
                             80 South Eighth Street
                           Minneapolis, MN 55402-4130
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                 (Name, Address, and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               March 18, 2015
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for an subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09255K108
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1    NAME OF REPORTING PERSON

     Sit Investment Associates, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [x]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS (See Instructions)
     00
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in Minnesota
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                    7     SOLE VOTING POWER
   NUMBER OF
   SHARES           -----------------------------------------------------------
   BENEFICIALLY     8     SHARED VOTING POWER
   OWNED BY
   EACH                   2,330,830 Shares
   REPORTING        -----------------------------------------------------------
   PERSON           9     SOLE DISPOSITIVE POWER
   WITH
                    -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          2,330,830 Shares
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,330,830 Shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See instructions)                                                    [ ]

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      29.07%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IA
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


CUSIP No. 09255K108
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON

     Sit Fixed Income Advisors II, LLC
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [x]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     00
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e) [ ]

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in Minnesota
-------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
   NUMBER OF
   SHARES           -----------------------------------------------------------
   BENEFICIALLY     8     SHARED VOTING POWER
   OWNED BY
   EACH                   2,330,830 Shares
   REPORTING        -----------------------------------------------------------
   PERSON           9     SOLE DISPOSITIVE POWER
   WITH
                    -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          2,330,830 Shares
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,330,830 Shares
-------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) [ ]

-------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      29.07%
-------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      IA
-------------------------------------------------------------------------------

ITEM 1   Security and Issuer

         Common Stock

         BlackRock Enhanced Government Fund, Inc.
         100 Bellevue Parkway
         Wilmington, DE 19809

ITEM 2   Identity and Background

         a) and c)

            This statement is filed by:
            Sit Investment Associates, Inc., a Minnesota corporation (SIA),and Sit Fixed Income Advisors II, LLC, a Delaware limited liability company (SFI). Both SIA and SFI are parties to a Joint Filing Agreement as further described in Exhibit B.

            SIA is a registered investment adviser.
            SFI is a registered investment adviser and subsidiary of SIA.

            SIA or SFI serves as investment adviser on behalf of its clients pursuant to investment management agreements with each of its clients which give SIA or SFI full discretionary authority to direct the investments of its client in accordance with the investment objectives and restrictions of the client. The investment management agreements also provide that SIA or SFI has assumed the responsibility to vote on behalf of its clients all shares held by its clients in accounts managed by SIA or SFI.

            Roger J. Sit is chairman and CEO of SIA and SFI.
            Michael C. Brilley is senior vice President of SIA and director, president and chief fixed income officer of SFI.
            Ms. Debra A. Sit is a director and vice president of SIA and senior vice president of SFI.
            Mr. Frederick R. Adler is a director of SIA. Mr. Adler is the managing director of Adler & Company.
            Mr. Ralph L. Strangis is a director of SIA and SFI. Mr. Strangis is a partner with the law firm Kaplan Strangis & Kaplan, P.A.

            By virtue of these positions, each of SIA, SFI, Mr. Sit, Mr. Brilley, Ms. Sit, Mr. Adler, and Mr. Strangis, may be deemed to beneficially own the Shares held in SIA and SFI client accounts. None of the named individuals own Shares directly. Additionally, neither Mr. Adler nor Mr. Strangis are involved in investment or voting decisions. Together SIA, SFI, Mr. Sit, Mr. Brilley, Ms. Sit, Mr. Adler, and Mr. Strangis are the "Sit Entities".

          b) The business address of each of the Sit Entities is 3300 IDS Center, 80 South Eighth Street, Minneapolis, MN 55402

          d) During the last five years, neither Roger J. Sit, Michael C. Brilley, Debra A. Sit, Frederick R. Adler, Ralph L. Strangis, nor Debra A. Sit have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          e) During the last five years, none of the Sit Entities have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          f) Roger J. Sit, Michael C. Brilley, Debra A. Sit, Frederick R. Adler, Ralph L. Strangis, and Debra A. Sit are United States citizens.

ITEM 3   Source and Amount of Funds or Other Consideration

         The Sit Entities acquired the Issuer's Shares in open market transactions with client funds held in custody accounts managed by SIA and SFI.

ITEM 4   Purpose of Transaction

         The Sit Entities have acquired the Issuer's Shares for investment purposes, and such purchases have been made in the ordinary course of business. The Issuer's Shares have been acquired on behalf of SIA's and SFI's clients.

         In pursuing such investment purposes, the Sit Entities purchased the Shares based on the Sit Entities' belief that the Shares represented an attractive investment opportunity, and the Sit Entities may further purchase, hold, vote, trade, sell or otherwise deal in the Shares at the time, and in such manner, as they deem advisable to benefit from, among many things, changes in market prices of such Shares, the market prices of such Shares relative to the value of the Issuer's assets, changes in the Issuer's investment strategy, and composition of the Issuer's portfolio.

         None of Sit Entities have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs
         (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

         The Sit Entities intend to review their investment in the Issuer's Shares on a continuing basis and may from time to time engage in discussion with management, the Board of Directors and shareholders concerning, among other things, the Issuer's performance, the market prices of the Issuer's Shares relative to the value of the Issuer's assets, the Issuer's investment strategy and the Issuer's portfolio holdings.

ITEM 5   Interest in Securities of the Issuer

         a) and b)

            The aggregate percentage of Shares reported owned by Sit Entities herein is based upon 8,018,739 Shares outstanding as of December 31, 2014, which is the total number of Shares outstanding as reported in the Issuer's Form N-CSR dated December 31, 2014.

            As of the date hereof, the Sit Entities may be deemed to be the beneficial owner of 2,330,830 Shares held in client accounts which represent 29.07% of the Issuer's outstanding Shares. Each of the Sit Entities may be deemed to have shared power to vote and dispose of such Shares. However, none of SIA's or SFI's client accounts own more than 5% of the Shares outstanding, and none of SIA's or SFI's directors or executive officers own Shares directly.

         c) Transactions in Shares effected during the past 60 days by the Sit Entities are set forth in Exhibit A.

         d) The clients of SIA and SFI have the right to participate in the receipt of dividends from, or proceeds from the sales of, the Shares held for their respective accounts.

         e) Not applicable

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

         Not applicable.

ITEM 7   Materials to be Filed as Exhibits

         Exhibit A: Schedule of Transactions in Shares by Sit Entities during the past 60 days

         Exhibit B: Joint Filing Agreement

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
------------------
March 18, 2015

By:   Sit Investment Associates, Inc.
      /s/ Roger J. Sit
      -----------------------------------
      Name/Title: Roger J. Sit, Chairman & CEO

By:   Sit Fixed Income Advisors II, LLC
      /s/ Michael C. Brilley
      -----------------------------------
      Name/Title: Michael C. Brilley, President & CIO

                                   EXHIBIT A
Schedule of Transactions in Shares by Sit Entities during the past 60 days:


-------------------- ------------------ -------------------- -----------------
                                        Shares of Common
Date of              Transaction        Stock Purchased            Price Per
Transaction          Type               /(Sold)                    Share ($)
-------------------- ------------------ -------------------- -----------------
            1/20/15  BUY                                860         14.16
-------------------- ------------------ -------------------- -----------------
            1/21/15  BUY                              5,334         14.13
-------------------- ------------------ -------------------- -----------------
            1/22/15  BUY                              3,208         14.13
-------------------- ------------------ -------------------- -----------------
            1/23/15  BUY                              1,700         14.13
-------------------- ------------------ -------------------- -----------------
            1/26/15  BUY                              8,178         14.15
-------------------- ------------------ -------------------- -----------------
            1/27/15  BUY                              3,400         14.09
-------------------- ------------------ -------------------- -----------------
            1/28/15  BUY                              3,700         14.10
-------------------- ------------------ -------------------- -----------------
            1/30/15  BUY                              1,350         14.10
-------------------- ------------------ -------------------- -----------------
             2/2/15  BUY                              1,800         14.06
-------------------- ------------------ -------------------- -----------------
             2/3/15  BUY                              1,200         14.05
-------------------- ------------------ -------------------- -----------------
             2/4/15  BUY                                300         14.05
-------------------- ------------------ -------------------- -----------------
             2/5/15  BUY                              6,748         14.07
-------------------- ------------------ -------------------- -----------------
             2/6/15  BUY                              1,420         14.06
-------------------- ------------------ -------------------- -----------------
            2/11/15  BUY                              5,151         14.08
-------------------- ------------------ -------------------- -----------------
            2/12/15  BUY                              4,170         14.12
-------------------- ------------------ -------------------- -----------------
            2/13/15  BUY                              2,200         14.09
-------------------- ------------------ -------------------- -----------------
            2/23/15  BUY                                400         13.89
-------------------- ------------------ -------------------- -----------------
            2/24/15  BUY                              4,912         13.85
-------------------- ------------------ -------------------- -----------------
            2/25/15  BUY                             11,383         13.89
-------------------- ------------------ -------------------- -----------------
            2/26/15  BUY                              2,378         13.88
-------------------- ------------------ -------------------- -----------------
            2/27/15  SELL                             1,000         13.82
-------------------- ------------------ -------------------- -----------------
             3/2/15  SELL                             1,600         13.78
-------------------- ------------------ -------------------- -----------------
             3/3/15  SELL                            85,041         13.79
-------------------- ------------------ -------------------- -----------------
             3/4/15  BUY                             11,738         13.88
-------------------- ------------------ -------------------- -----------------
             3/5/15  BUY                             10,372         13.89
-------------------- ------------------ -------------------- -----------------
             3/6/15  BUY                             11,189         13.79
-------------------- ------------------ -------------------- -----------------
             3/9/15  BUY                              8,943         13.84
-------------------- ------------------ -------------------- -----------------
            3/13/15  BUY                             12,000         13.81
-------------------- ------------------ -------------------- -----------------
            3/16/15  BUY                              6,820         13.83
-------------------- ------------------ -------------------- -----------------
            3/18/15  BUY                              1,078         13.78
-------------------- ------------------ -------------------- -----------------

                                   EXHIBIT B

                             JOINT FILING AGREEMENT

      The undersigned agree that the statement on Schedule 13D with respect to the Common Stock of BlackRock Enhanced Government Fund, Inc., dated as of March 18, 2015, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date first written above.

By: Sit Investment Associates, Inc.    By: Sit Fixed Income Advisors II, LLC
    /s/Roger J. Sit                        /s/Michael C. Brilley
    Roger J. Sit                           Michael C. Brilley
    Its: Chairman & CEO                    Its: President & CIO